Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Benefits Administration Committee

The Bank of New York Mellon Corporation:

We consent to the incorporation by reference in the Registration Statements (Nos. 333-144216 and 333-171258) on Form S-8 of The Bank of New York Mellon Corporation of our report dated June 27, 2012 with respect to the statements of net assets available for plan benefits of The Bank of New York Mellon Corporation 401(k) Savings Plan as of December 31, 2011 and 2010, the related statements of changes in net assets available for plan benefits for the years then ended, the supplemental Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, and Schedule G, Part III – Schedule of Nonexempt Transactions for the year ended December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of The Bank of New York Mellon Corporation 401(k) Savings Plan.

/s/ KPMG LLP

Pittsburgh, Pennsylvania

June 27, 2012